July 20, 2006

VIA EDGAR

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc.
Form 10-K for Fiscal Year Ended November 26, 2005
Filed January 30, 2006
File No. 000-00209

Dear Ms. Shah:

We have received your response letter dated June 21, 2006, providing additional comments on our letter to you dated May 5, 2006. We appreciate your comments and again accept them as an opportunity to clarify our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE PERIOD ENDED NOVEMBER 26, 2005

(Our response amounts in thousands)

Accounts Receivable and Notes Receivable, page F-18

1.	We note your response to prior comment 5. Please tell us the percentage of your loans that relate to the BFD licensees’ purchases of your inventory. Please also tell us whether any of these BFD licensees are equity method investees. In addition, please clarify for us whether you have classified both the cash outflows and cash inflows related to these notes receivable as operating activities in your statement of cash flows.

Response:

The percentage of our notes receivable balance outstanding at November 26, 2005, that relate to BFD licensees’ purchases of our inventory is eleven percent. These are two notes that were converted from past due accounts receivable. None of these BFD licensees are equity method investees. The notes receivable due from our remaining partnership licensee (BFDNE), an equity method investee, relate to leasehold improvements on several BFD stores.

For 2005 and 2004, we classified both the cash outflows and cash inflows related to notes receivable as operating activities in our statement of cash flows. We would not consider the amount of net cash inflows from notes receivable of $851 to be material for reclassification purposes. However, in future filings, we will separate the operating cash flow portion from the investing cash flow portion. We will also reclassify 2004 and 2005 amounts, accordingly.

Revenue Recognition, page F-20

2.	We have noted in your response to prior comment 6 that you do not charge any license fees to your licensees. From a business perspective, it is unclear to us why you would not charge any licensing fees to be a licensee of your brand. Please explain to us what additional considerations that you receive, if any, in lieu of licensee fees from your licensees.

Response:

To the best of our knowledge, it is not common in the home furnishings industry for a licensor to charge license fees to a licensee. We enter into a license agreement with a licensee, wherein the licensee agrees to open and operate a store selling exclusively Bassett furniture and approved accessories. The Bassett name is prominently displayed on exterior and in-store signage and the licensee then spends its advertising dollars promoting its store and our brand. In every market where we have opened licensed stores, we experienced dramatic increases in wholesale shipments of Bassett furniture. We do not receive any additional considerations in lieu of license fees nor do we sell furniture to our licensees at higher prices than our non-BFD customers.

Variable Interest Entities, page F-21

3.	We have reviewed your response to our prior comment 8 that you have concluded that you have no additional VIEs that require disclosure. In consideration of your response to our prior comment 5 that your notes receivables are almost entirely related to loans made to your BFD licensees and your response to prior comment 2 that the majority of the charge to your allowance for doubtful accounts related to nine licensees where you had concerns of their operating performance and ability to pay amounts owed in a timely basis, please explain to us your analysis that you determined that these licensees do not meet the definition of a VIE under FIN 46R.

Response:

Before Bassett enters into a license agreement with a potential BFD licensee, we perform credit and business plan analysis on the potential dealer and require this dealer to have sufficient equity at its inception to carry out its planned operating activities. Our business model for BFD licensees is designed to have self-sufficient licensees from both an operational and financial perspective. Accordingly, and based on modeling we have performed, our BFD licensees at the beginning of their operations should not meet the definition of a VIE.

Our ongoing analysis for determining whether or not a BFD licensee meets the definition of a VIE under FIN46R is as follows:

•	First, we narrow the number of our dealers that we analyze to:

a)	Initial dealers to which we have loaned money or provided some other type of financial support (i.e., loan or lease guarantees), or

b)	our troubled “watch list” dealers who at that point in time may be experiencing financial difficulty and are at a higher likelihood of having a reconsideration event, and

c)	our partnership licensees

•	Second, for new BFD licensees where we have provided support, we run a FIN46R analysis which compares the present value of expected losses to the amount of original contributed equity to determine whether the entity has sufficient equity to cover future expected operating needs. Our analysis did not indicate that any such BFD licensees were VIEs.

•	Third, for each quarter, we generally believe that with our close relationship with the BFD licensees, we have the information necessary to determine if a reconsideration event has occurred. If a reconsideration event has occurred, we update our model with new cash flow projections and equity requirements and then determine if the entity is a VIE, and if so, if we are the primary beneficiary.

The licensees that required us to increase our provision for doubtful accounts did incur operating losses in 2005; however, we do not consider these operating losses, in and of themselves, to be reconsideration events. This position is supported by paragraph 7 of FIN46R, as follows:

“An entity that previously was not subject to this Interpretation shall not become subject to it simply because of losses in excess of its expected losses that reduce the equity investment. The initial determination of whether an entity is a variable interest entity shall be reconsidered if one or more of the following occur:

a)	The entity’s governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the entity’s equity investment at risk.

b)	The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the entity.

c)	The entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.

d)	The entity receives an additional equity investment that is at risk, or the entity curtails or modifies its activities in a way that decreases its expected losses.

A troubled debt restructuring, as defined in paragraph 2 of FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, as amended, shall be accounted for in accordance with that Statement and is not an event that requires the reconsideration of whether the entity involved is a variable interest entity.”

The only reconsideration events that took place in 2005 related to the licensees the Company acquired in 2005. We have not changed our determination that the other BFD licensees will return to profitability and support their future operating needs. In the event that we do change this determination, we evaluate various options, including suspending shipments and terminating the dealer license, or attempting to gain operating control of the entity. Our acquisitions of three BFD licensees in 2005 were the result of such a change in determination and our ability to gain operating control of these entities.

8. Income Taxes, page F-26

4.	We note your response to prior comment 9 and have the following comments:

•	You state that the acquisition-related charges resulted in new deferred tax assets in addition to a significant amount of deferred tax assets related to net operating loss carryforwards. Please tell us the amount of the deferred tax assets related to the acquisition-related charges and the net operating loss carryforwards referred to in this statement. Please also tell us where these deferred tax assets are reflected in your table of deferred tax assets on page F-26. Specifically, it is unclear whether or not this statement refers to the additional $58 of deferred tax assets recognized in 2005.

•	We note that the increase in your valuation allowance of $660 is included in Other in your effective tax rate reconciliation. Please tell us the nature of each of the remaining components included in Other and the amount of each component.

Response:

In this response, we have clarified and corrected classifications of the valuation allowance presented in our footnote disclosures related to 2004 that should respond to your question. As shown in our original Form 10-K for the year ended November 24, 2004, on page F-13, the amount presented in deferred income tax assets for state net operating loss carryforwards was $234. This amount was recorded net of a $503 valuation allowance. In preparing the 2005 consolidated financial statements, the 2005 amounts were properly presented and the 2004 amounts were reclassified to conform to the current year presentation. In preparing our response, we discovered an error in the reclassified 2004 amounts.

The corrected schedule of deferred income tax assets and deferred income tax liabilities is as follows:

	2005 (as filed in 2005)	2004 (as filed in 2004)	2004 (as filed in 2005)	2004 (as corrected)
Deferred income tax assets:
Trade accounts receivable, net	$1,531	$1,776	$1,776	$1,776
Inventories, net	1,759	1,146	1,146	1,146
Property and equipment writedowns	454	98	98	98
Retirement benefits	3,591	3,675	3,675	3,675
State net operating loss carryforwards	1,160	234	1,102	737
Distributions from affiliates in excess of income	11,407	7,348	7,348	7,348
Contribution and other carryforwards	—	329	329	329
Alternative minimum tax credit carryforward	782	2,558	2,558	2,558
Other	2,031	2,008	1,480	2,008

Gross deferred income tax assets	22,715	19,172	19,512	19,675
State net operating loss carryforward valuation allowance	(1,000)	—	(340)	(503)

Total deferred income tax assets	21,715	19,172	19,172	19,172

Deferred income tax liabilities:
Property and equipment	4,701	5,466	5,466	5,466
Undistributed affiliate income	4,792	2,910	2,910	2,910
Prepaid expenses and other	201	215	215	215
Unrealized holding gains	1,616	1,717	1,717	1,717

Total gross deferred income tax liabilities	11,310	10,308	10,308	10,308

Net deferred income tax assets	$10,405	$8,864	$8,864	$8,864

Taking into consideration the corrected amounts as disclosed above, the increase in the valuation allowance of $497 ($503 in 2004 to $1,000 in 2005) is shown in the rate reconciliation as follows:

	Amount	Percentage
Meals and entertainment	$76	0.8%
Credits (job credit and fuel tax)	3	0.0%
ETI Exclusion	(9)	-0.1%
Franchise taxes	(57)	-0.6%
Tax exempt interest	(18)	-0.2%
Prior year over provision	(54)	-0.6%
Change in valuation allowance	497	5.3%
Reduction of tax reserves	(365)	-3.9%
Rounding	(6)	0.0%

	$67	0.7%

In future filings, these corrected disclosures will be presented.

•	In future filings, please provide expanded disclosure regarding the specific factors that contributed to changes in your valuation allowance in each period. In your response, please show us what this disclosure will look like.

Response:

In future filings, we will provide expanded disclosure regarding the specific factors that contribute to changes in our valuation allowances, an example of which follows:

“The valuation allowance for deferred tax assets increased by $X million in 20XX. The increase in this allowance was primarily due to losses in certain states generated in the current year for which we have concluded it is more likely than not that these tax benefits would not be realized prior to expiration. The Company has state net operating loss carryforwards for tax purposes (“NOLs”) available to offset future taxable state income of $X million, which expire in varying amounts between 20XX and 20XX.

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense.”

The above disclosure will be modified based upon the facts and circumstances existing at the time of the preparation of the financial statements.

•	In future filings, please include your deferred tax valuation allowance in your schedule II disclosures of your valuation and qualifying accounts. In your response, please show us what this disclosure will look like.

Response:

In future filings, we will include our income tax valuation allowance in Schedule II with appropriate balances in a three year table similar to the following:

	Balance Beginning Of Period	Additions Charged to Cost and Expenses	Deductions (1)	Other	Balance End Of Period
For the Year Ended November 25, 2006:
Reserve deducted from assets to which it applies-
Allowance for doubtful accounts	$—	$—	$—	$—	$—

Notes Receivable reserve	$—	$—	$—	$—	$—

Restructuring reserve	$—	$—	$—	$—	$—

Income Tax valuation allowance	$—	$—	$—	$—	$—

14. Acquisition of Retail Licensee Stores, Page F-30

5.	Please explain, in detail, your basis for paying $3,550 as consideration for these acquisitions, if you had estimated the fair value of these businesses as a net liability of $657 (calculated as fair value of net liabilities of $3,497 prior to goodwill and indentifiable intangible assets, plus $2,840 for goodwill and intangible assets). In addition, please explain your basis for impairing goodwill upon acquisition, including specifically telling us your consideration of paragraphs B69 and B70 of SFAS 142. As part of your response, please provide us with details (including methodology, assumptions, and bases for your assumptions) regarding how you valued these businesses for the purposes of establishing a purchase price of $3,550 as compared to how you valued these businesses for the purposes of determining that goodwill and other intangible assets only amounted to $2,840.

Response:

Our basis for paying $1,050 of cash consideration and converting a $2,500 note into equity for these acquisitions included negotiations with the respective sellers in an attempt to gain control of these operations and was based on their value to Bassett. The value of these stores to Bassett is based on several factors, including the store level retail return we expect to receive from these operations, the wholesale furniture that will be sold through these stores, the amount that has been invested in our brand in these markets during the period of time the stores have been open, and the amount of start-up costs it would take to allow us to re-open stores in these large metropolitan areas. Certain of these costs are not appropriate to record as goodwill under U.S. GAAP.

In terms of “impairing goodwill”, or describing the charges that were recorded in 2005, we explained in detail (our response to your previous comment #12) the step by step approach we took in applying purchase accounting rules under SFAS 141. It was not our intent to “impair goodwill” upon acquisition. The components of the charges included inter-company profit eliminated from inventory, unsupported minority interest assets, and the remaining excess of purchase price over net liabilities assumed, which we termed “impaired goodwill.” Recorded reserves against the $2,500 note reduced the amount of the charge and explain part of the difference between the $3,550 purchase price and the $2,840 of goodwill recorded. In recent and future filings we have and will more clearly describe the components of the 2005 charges.

In terms of valuing these businesses for determining that goodwill and intangible assets amounted to $2,840, subsequent to negotiating the purchases, we obtained independent valuations of these businesses. These valuations were essentially based on the net present value of discounted projected future cash flows and terminal values. Detailed three year financial projections were prepared for each operation based in part on historical operating performance and in part on normalized performance for stores in these excellent markets. These projections generated an enterprise value which was the sum of

(a) the net present value of cash flows (using a 10% discount rate) and (b) a terminal value computed using a 7.7 EBITDA multiple (derived from comparable public companies) times a projected EBITDA value as of the termination date. The net debt outstanding was subtracted to arrive at an equity value which was then discounted a net 20% given several factors including the lack of direct size comparables. This value was then assigned a success probability factor of only 75% given the uncertainties inherent in these types of projections to arrive at an estimated equity value. The total amount of goodwill we recorded was at the low end of a range and below the appraised equity value. The identifiable intangible assets included amounts for customer lists and significant brand name awareness built through licensee’s operating the stores and material advertising expenditures for years prior to the acquisitions.

6.	We note that $2,500 of the $3,550 of consideration for the acquisitions was in the form of notes receivables that you converted into the equity of the acquirees. In light of the acquirees’ net liability positions, please tell us why you did not impair this note prior to its conversion.

Response:

The note had been partially reserved for prior to its conversion, based on our reserve methodology. These reserves were utilized to reduce the overall amounts of the charges taken in 2005 as part of our settlement of pre-existing relationships in accordance with EITF 04-1.

7.	Please tell us how you account for the acquiree’s earnings or losses attributable to the minority shareholders subsequent to the date of the acquisition. For example, please clarify whether you are recognizing 100% of the acquiree’s earnings or losses or whether you are recognizing minority interest expense/income related to these entities subsequent to the date of the acquisition. Citing relevant account literature, please tell us the basis for your accounting.

Response:

Subsequent to acquiring the retail licensee stores, the stores have reported cumulative losses. We were and are recognizing 100% of the acquirees’ earnings or losses since there are cumulative negative minority interests in each entity where we do not own 100%. ARB 51, paragraph 15 states.

“In the unusual case in which losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest should be charged against the majority interest, as there is no obligation of the minority interest to make good such losses. However, if future earnings do materialize, the majority interest should be credited to the extent of such losses previously absorbed.”

8.	Please explain your basis for continuing to recognize losses from the Atlanta equity method investment after the cumulative recorded losses exceeded your initial investment. See APB 18, paragraph 19.i. Please also clarify whether you recognized 100% of the losses of this entity or your proportionate share, as well as your basis for your approach.

Response:

In accordance with EITF 98-13, the Company continued to recognize losses from the Atlanta equity method investment creating a reserve against a note receivable from Atlanta. These reserves were utilized to reduce the amount of the charges taken in 2005 upon the acquisition. We recognized our proportionate share of the total losses based on the percentage of debt owed to Bassett by BFD Atlanta to the total debt of BFD Atlanta.

9.	It is unclear how you have addressed our comment to tell us how you applied issues 3 of EITF 04-1. Specifically, please tell us how you determined that no settlement gain or loss related to the reacquired right required recognition. In particular, explain to us your methodology to value your re-acquired licenses, given that your license agreements do not include any license fees. Please also tell us the amount that you have assigned to these reacquired licenses.

Response:

Since we do not charge license fees nor do we receive additional considerations in lieu of licensee fees, the reacquired right has never had a specific tangible book value, and therefore, no settlement gain or loss would be recognized as part of these transactions. When we reacquire a licensed operation, we are able to continue to leverage the goodwill and brand awareness built in the market through the physical presence of our licensed stores, the experiences of consumers who have purchased Bassett furniture from our licensee, and the licensee’s years of expenditures on promoting our brand. That continued

presence in the marketplace allows us to continue to sell more Bassett furniture in the local market of a reacquired licensed operation than we experienced before opening the licensed stores in the first place, and, consequently, more than we would ultimately expect to sell to independent retailers in that market if we chose to terminate the license arrangement and attempt to regain the independent distribution we had walked away from many years earlier. The value to us of a reacquired license is based in part on the higher volume of wholesale shipments into the market than we would experience without those stores, and in part on our projections of the ultimate volume and profitability at retail of those stores once they have been under our operational control for some time. We did not specifically assign an amount for the reacquired licenses.

Schedule II- Analysis of Valuation and Qualifying Accounts, page F-38

10.	We have reviewed your response to our prior comment 2 that your allowance for doubtful accounts reserves are related to both trade accounts receivables and notes receivables. In future filings, separately disclose your accounts receivables and notes receivables allowance for doubtful accounts in Schedule II. Refer to footnote 1 of Rule 12-09 of Regulation S-X.

Response:

In future filings, we will separately disclose our accounts receivables and notes receivables allowances for doubtful accounts in Schedule II.

Please contact me directly at (276)629-6757, by e-mail at bcsafrit@bassettfurniture.com or via fax at (276)629-6332 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ Barry C. Safrit
Barry C. Safrit
Vice President and CFO

/s/ Robert H. Spilman, Jr.
Robert H. Spilman, Jr.
President and CEO